                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                 PANAVISION INC.
                          ----------------------------
                                (Name of issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 -----------------------------------------------
                         (Title of class of securities)

                                    69830E209
                          ---------------------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600



                 ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                NOVEMBER 9, 2000
                        -------------------------------
                          (Date of event which requires
                            filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 9 Pages
                             Exhibit Index on Page 9

-------------------------                ------------------------------------
CUSIP NO. 69830E209            13D           PAGE  2   OF  9  PAGES
-------------------------                ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Mafco Holdings Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
  3


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                      0
  NUMBER OF    -----------------------------------------------------------------
   SHARES        8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            7,320,225
    EACH       -----------------------------------------------------------------
  REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON
    WITH              0
               -----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      7,320,225
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,320,225
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        83.47%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

-------------------------                ------------------------------------
CUSIP NO. 69830E209            13D           PAGE  3   OF  9  PAGES
-------------------------                ------------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        PX Holding Corporation
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                       0
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            7,320,225
     EACH       ----------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH              0
                ----------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                       7,320,225
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,320,225
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        83.47%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

     This Statement amends and supplements the Statement on Schedule 13D, dated December 29, 1997, as amended by Amendment No. 1 thereto, dated June 11, 1998, Amendment No. 2 thereto, dated February 3, 1999 and Amendment No. 3 thereto, dated July 31, 2000 (as so amended, the "Schedule 13D"), filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and PX Holding Corporation, a Delaware corporation ("PX Holding"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

Item 2.  Identity and Background.
         -----------------------

     Items 2(a)-2(c) are hereby amended by adding the following at the end thereof:

     A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors and executive officers of each of Mafco and PX Holding is attached hereto.

Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is hereby amended by adding the following at the end thereof:

     On November 9, 2000 Mafco proposed a transaction to the Board of Directors of M & F Worldwide Corp. ("MFW") pursuant to which PX Holding would sell to MFW 7,320,225 shares of common stock of the Company, representing 83.47% of the issued and outstanding shares of capital stock of the Company, for a price of $190.3 million, representing PX Holding's cost, plus an appropriate premium to be negotiated, representing the growth in the Company's current business and the prospective benefits from its development of digital image technology. Mafco would be prepared to accept a mix of cash and newly-issued shares of common stock of MFW.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     Item 7 is hereby amended to add the following at the end thereof:

     Exhibit 4-1. Letter dated November 9, 2000 from Mafco Holdings Inc. to M & F Worldwide Corp.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 13, 2000



                                       MAFCO HOLDINGS INC.
                                       PX HOLDING CORPORATION

                                       By: /s/ Glenn P. Dickes
                                          ------------------------------------
                                           Glenn P. Dickes
                                           Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                OF MAFCO HOLDINGS INC. AND PX HOLDING CORPORATION

     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., and PX Holding Corporation is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.

                              MAFCO HOLDINGS INC.


Name and Position
(if different from
Principal Occupation          Present Principal Occupation or
or Employment)                Employment and Address
--------------                ----------------------

Ronald O. Perelman            Director, Chairman and Chief Executive Officer of
                              Mafco Holdings Inc.

Donald G. Drapkin             Director and Vice Chairman of Mafco Holdings Inc.

Howard Gittis                 Director and Vice Chairman of Mafco Holdings Inc.

Barry F. Schwartz             Executive Vice President and General Counsel of
                              Mafco Holdings Inc.

Todd J. Slotkin               Executive Vice President and Chief Financial
                              Officer of Mafco Holdings Inc.

                             PX HOLDING CORPORATION

Name and Position
(if different from               Present Principal Occupation or
Principal Employment)            Employment and Address
---------------------            ----------------------

Ronald O. Perelman               Director, Chairman and Chief Executive Officer
Director, Chairman               of Mafco Holdings Inc.
and Chief Executive Officer

Howard Gittis                    Director and Vice Chairman of Mafco Holdings
Director and Vice Chairman       Inc.

Barry F. Schwartz                Executive Vice President and General Counsel of
Executive Vice President         Mafco Holdings Inc.
and General Counsel

Todd J. Slotkin                  Executive Vice President and Chief Financial
Executive Vice President         Officer of Mafco Holdings Inc.
and Chief Financial
Officer

                                  EXHIBIT INDEX

Exhibit
-------

  4-1 Letter dated November 9, 2000 from Mafco Holdings Inc. to M & F Worldwide Corp.